UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37831

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fairport Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FSB Bancorp, Inc.
45 South Main Street
Fairport, New York 14450

FAIRPORT SAVINGS BANK 45 S MAIN ST
FAIRPORT, NY 14450-2133

What is the Summary Annual Report?
...
The Summary Annual report (SAR) is a summary of a retirement plan's financial information. The following report provides a financial snapshot for Fairport Savings Bank 401(k) Savings Plan from January 01, 2018 through December 31, 2018.
Its purpose is to summarize information on the plan's annual report for current participants, former participants with an account balance and/or beneficiaries of a participant.
You are not required to take any action, but you can request a copy of the full annual report or any individual parts of the report at any time.
The following SAR document contains information about:

・	Administrative expenses that the plan paid
・	The amount of benefits paid to participants and beneficiaries
・	The total value of plan assets
・	A pension plan's compliance with the minimum funding standards, if applicable
・	Your right to receive a copy or any part of the full annual report

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Summary Annual Report
...
This is a summary of the annual report for Fairport Savings Bank 401(k) Savings Plan , EIN 16 0427685, for January 01, 2018 through December 31, 2018. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic financial statement

Benefits under the plan are provided by a combination of funding arrangements. Plan expenses were $1,468,689. These expenses included $10,498 in administrative expenses, $1,458,191 in benefits paid to participants and beneficiaries and $0 in other expenses. A total of 93 persons were participants in, or beneficiaries of, the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $6,929,369 as of December 31, 2018, compared to $7,802,920 as of January 01, 2018. During the plan year, the plan experienced a decrease in its net assets of ($873,551). This decrease includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had a total income of $595,138, including employer contributions of $341,036, employee contributions of $388,138, and earnings from investments of ($364,430).

Your rights to additional information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
・	Financial information
・ ・
Insurance information including sales and commissions paid by insurance  carriers
Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call
FAIRPORT SAVINGS BANK
45 S MAIN ST
FAIRPORT, NY 14450-2133
(585)377-8970

The charge to cover copying costs will be $1.00 for the full annual report or $.10 per page for any part thereof. You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan:

45 S MAIN ST
FAIRPORT, NY 14450-2133

and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.
Requests to the Department of Labor should be addressed to:
Public Disclosure Room, Room N1513, Employee Benefits Security Administration,
U.S. Department of Labor,
200 Constitution Avenue, N.W., Washington, D.C. 20210.

The full annual report can also be found online at www.efast.dol.gov.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institutions held or issued plan assets that qualified under the waiver:

Participant Loans	$129,685.00
Principal Global Investors Trust Co	$2,362,679.00
Principal Life Insurance Company	$1,372,094.50
Vanguard Group	$937,137.30
Invesco Funds Group, Inc.	$396,486.01
Oppenheimer	$16,813.55
American Funds Service Company	$126,319.32
The Royce Funds	$46.66
Harbor	$272,552.58
FSB Bancorp Inc.	$204,014.72
BlackRock	$519,100.88
Janus International Holding, LLC	$317,516.96
Victory Funds	$166,540.45
DoubleLine	$65,276.32

The plan has been issued a fidelity bond by Everest National Insurance Co. in the amount of $3,000,000. The bond protects the plan against losses through fraud or dishonesty and covers any person handling plan assets. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions noted above describing the qualifying plan assets and evidence of the required bond. If you are unable to examine or obtain these documents, contact the Regional Office of the U.S. Department of Labor's Pension and Welfare Benefits Administration.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FAIRPORT SAVINGS BANK 401(k) SAVINGS PLAN

Date: June 21, 2019	By:	/s/ Angela M. Krezmer
Angela M. Krezmer
Senior Vice President and Chief Financial Officer